Exhibit 99.6

AMENDMENT NUMBER TWO TO LOAN AND SECURITY AGREEMENT

This AMENDMENT NUMBER TWO TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is entered into as of March 11, 2018 by and among ROSETTA GENOMICS INC., a Delaware corporation (the “Borrower”), ROSETTA GENOMICS LTD., a company incorporated under the Laws of the State of Israel (“Rosetta” and, together with Borrower, each a “Guarantor” and collectively, jointly and severally the “Guarantors”; and together with Borrower, each a “Credit Party” and collectively, jointly and severally, the “Credit Parties”), and GENOPTIX, INC., as Lender (in such capacity, together with its successors and assigns, if any, in such capacity, “Lender”).

W I T N E S S E T H

WHEREAS, the Credit Parties and Lender are parties to that certain Loan and Security Agreement, dated as of December 14, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”);

WHEREAS, Borrower has requested that Lender agree to make certain modifications to the Loan Agreement; and

WHEREAS, subject to the terms and conditions set forth herein, the Lender is willing to accommodate Borrower’s request.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual promises herein made, Lender, Borrower, and the Guarantors, intending to be legally bound, agree as follows:

1.       Defined Terms. Unless otherwise defined herein, all initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Loan Agreement.

2.       Amendment to the Loan Agreement. Subject to satisfaction of the conditions precedent set forth in Section 4 hereof, the Loan Agreement is hereby amended and modified as follows:

(a)       Section 1(c)(i) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“As used herein “Maturity Date” means the first to occur of (t) in the event that the Company Shareholder Approval (as defined in the Merger Agreement) has not been obtained on or prior to April 17, 2018, then April 20, 2018, (u) the date on which the Merger (as defined in the Merger Agreement) is consummated in accordance with the terms of the Merger Agreement, (v) the date on which the Loans are accelerated pursuant to Section 9, (w) the date that is three (3) days after the date that the Merger Agreement is terminated pursuant to Section 6.1 of the Merger Agreement, (x) May 24, 2018, (y) the date on which any Credit Party breaches Section 4.4 of the Merger Agreement, or (z) the date on which any Triggering Event (as defined in the Merger Agreement) occurs.”

3.       Reserved.

4.       Conditions Precedent to Amendment. The satisfaction of each of the following shall constitute conditions precedent to the effectiveness of each of the amendments and modifications set forth in Section 2 above (the first date such conditions precedent are satisfied, the “Second Amendment Effective Date”):

(a)   Lender shall have received this Amendment, duly executed and delivered by the Credit Parties, and the same shall be in full force and effect.

(b)   Lender shall have received the Exclusive Marketing and Distribution Agreement, in form satisfactory to Lender, duly executed and delivered by the parties thereto, in substantially the form attached hereto as Exhibit A.

(c)   Lender shall have received the Release of Certain Guarantors, in form satisfactory to Lender, duly executed and delivered by the parties thereto, in substantially the form attached hereto as Exhibit B.

(d)   Lender shall have received the Amendment No. 1 to Agreement and Plan of Merger, in form satisfactory to Lender, duly executed and delivered by the parties thereto, in substantially the form attached hereto as Exhibit C.

(e)   The representations and warranties in the Loan Agreement shall be true, accurate, and complete in all material respects (without giving effect to any materiality qualifier therein) as of the date hereof; provided that those representations and warranties expressly referring to a specific date shall be true, accurate, and complete in all material respects (without giving effect to any materiality qualifier therein) as of such date.

(f)   No Event of Default, or, other than a breach of Section 6(f) of the Loan Agreement which does not yet constitute an Event of Default, any event, condition, or default that, with the giving of notice, the passage of time, or both, would be an Event of Default, shall have occurred and be continuing as of the date hereof, nor shall result from consummation of the transactions contemplated in this Amendment.

5.       GOVERNING LAW AND JURISDICTION. THIS AMENDMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 11 OF THE LOAN AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

6.       Counterparts; Facsimile Signature. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Amendment may be delivered by facsimile or electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

7.       Effect on Transaction Documents.

(a)   Upon and after the Second Amendment Effective Date, each reference in the Loan Agreement to “this Agreement”, “hereunder”, “herein”, “hereof” or words of like import referring to the Loan Agreement, and each reference in the other Transaction Documents to “the Loan Agreement”, “thereunder”, “therein”, “thereof” or words of like import referring to the Loan Agreement, shall mean and be a reference to the Loan Agreement as modified hereby.

(b)   To the extent that any of the terms and conditions in any of the Transaction Documents shall contradict or be in conflict with any of the terms or conditions of the Loan Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified or amended accordingly to reflect the terms and conditions of the Loan Agreement as modified hereby.

(c)   This Amendment is a Transaction Document.

8.       Integration. This Amendment and the other Transaction Documents contain the entire agreement among Credit Parties and Lender regarding the Loans and supersede all prior written and oral agreements or statements by and among the parties or any of them.

9.       Reaffirmation of Obligations. The Loan Agreement, as modified hereby, the Reimbursement Agreements, and each of the other Transaction Documents, as modified as of the date hereof, shall be and remain in full force and effect in accordance with their respective terms and hereby are ratified and confirmed in all respects. Except for the amendments and modifications expressly set forth herein, the Loan Agreement, the Reimbursement Agreements, and the other Transaction Documents, shall remain unchanged and in full force and effect. Each Credit Party hereby reaffirms its obligations under the Reimbursement Agreements and each other Transaction Document to which it is a party. Each Credit Party hereby further ratifies and reaffirms the validity and enforceability of all of the liens and security interests heretofore granted, pursuant to and in connection with the Loan Agreement, the Reimbursement Agreements, or any other Transaction Document to Lender, as collateral security for the obligations under the Reimbursement Agreements and the Transaction Documents in accordance with their respective terms, and acknowledges that all of such liens and security interests, and all collateral heretofore pledged as security for such obligations, continue to be and remain collateral for such obligations from and after the date hereof. Without derogating from the generality of the aforementioned, each Credit Party confirms that, if and when applicable, it will be prevented from objecting to any proceeding, claim or action taken by the Lender in connection with the realization of the liens and security interests granted pursuant to and in connection with the Loan Agreement, the Reimbursement Agreements, or any other Transaction Document and hereby acknowledges that the Lender’s agreement to amend the terms of the Loan Agreement, specifically in connection with the amendment of the term “Maturity Date” as set forth herein, was made inter alia in reliance on such confirmation.

10.       Severability. Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be enforceable to the maximum extent compatible with, and possible under, applicable law.

11.       Release. In consideration of the agreements of Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Borrower and each other Credit Party voluntarily, knowingly, unconditionally and irrevocably, with specific and express intent, for and on behalf of itself and all of its respective parents, subsidiaries, affiliates, members, managers, predecessors, successors, and assigns, and each of its respective current and former directors, officers, shareholders, agents, and employees, and each of its respective predecessors, successors, heirs, and assigns (individually and collectively, the “Releasing Parties”) does hereby fully and completely release, acquit and forever discharge each of Lender and its respective parents, subsidiaries, affiliates, members, managers, shareholders, directors, officers and employees, and its respective predecessors, successors, heirs, and assigns (individually and collectively, the “Released Parties”), of and from any and all actions, causes of action, suits, debts, disputes, damages, claims, obligations, liabilities, costs, expenses and demands of any kind whatsoever, at law or in equity, whether matured or unmatured, liquidated or unliquidated, vested or contingent, choate or inchoate, known or unknown that the Releasing Parties (or any of them) has against the Released Parties or any of them (whether directly or indirectly), based in whole or in part on facts, whether or not now known, existing on or before the date hereof, that relate to, arise out of or otherwise are in connection with: (i) any or all of the Transaction Documents or transactions contemplated thereby or any actions or omissions in connection therewith or (ii) any aspect of the dealings or relationships between or among any Credit Party, on the one hand, and any or all of the Released Parties, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) hereof, in each case, based in whole or in part on facts, whether or not now known, existing before the Second Amendment Effective Date. Each Credit Party acknowledges that the foregoing release is a material inducement to Lender’s decision to enter into this Amendment and agree to the modifications contemplated hereunder, and has been relied upon by Lender in connection therewith.

12.       Acknowledgement of Lender’s Ability to Release Guarantors. Each Credit Party hereby acknowledges that at any time and from time to time, the Lender may, in its sole discretion, release, in whole or in part, any Credit Party from their obligations under the Loan Agreement, the Reimbursement Agreements, and the other Transaction Documents. Each Credit Party agrees that its obligations under the Loan Agreement, the Reimbursement Agreements, and the other Transaction Documents shall be unaffected and remain in full force and effect after any such release, and each Credit Party hereby assents to, and waives notice of any such release of a Credit Party by Lender.

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this Amendment with full power and authority to do so effective as of the date first written above.

BORROWER AND GUARANTOR:	rosetta genomics INC.

	By:	/s/ Kenneth A. Berlin
	Name:	Kenneth A. Berlin
	Title:	Chief Executive Officer and President

GUARANTOR:	ROSETTA GENOMICS LTD.

	By:	/s/ Kenneth A. Berlin
	Name:	Kenneth A. Berlin
	Title:	Chief Executive Officer and President

[Signature Page to Amendment Number Two to Loan and Security Agreement]

LENDER:	GENOPTIX, INC.

	By:	/s/ Mark E. Spring
	Name:	Mark E. Spring
	Title:	Chief Financial Officer, Secretary and Treasurer

[Signature Page to Amendment Number Two to Loan and Security Agreement]

EXHIBIT A

Form of Exclusive Marketing and Distribution Agreement

[To be attached]

[Exhibit A to Amendment Number Two to Loan and Security Agreement]

EXHIBIT B

Form of Release of Certain Guarantors

[To be attached]

[Exhibit B to Amendment Number Two to Loan and Security Agreement]

EXHIBIT C

Form of Amendment No. 1 to Agreement and Plan of Merger

[To be attached]

[Exhibit C to Amendment Number Two to Loan and Security Agreement]